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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                                 (RULE 13e-100)

                    TRANSACTION STATEMENT UNDER SECTION 13(e)
        OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                     RULE 13e-3 TRANSACTION STATEMENT UNDER
                    SECTION 13(e) OF THE SECURITIES EXCHANGE
                      ACT OF 1934 AND RULE 13e-3 THEREUNDER

                                  PEAPOD, INC.
                                (Name of Issuer)

                                  PEAPOD, INC.
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    704718105
                      (CUSIP Number of Class of Securities)

                          ----------------------------

                               Andrew B. Parkinson
                      Chairman and Chief Financial Officer
                                  Peapod, Inc.
                                9933 Woods Drive
                             Skokie, Illinois 60077
                                 (847) 583-9400

      (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                          ----------------------------

                                    Copy to:

                               Christine A. Leahy
                           Sidley Austin Brown & Wood
                                 Bank One Plaza
                            10 South Dearborn Street
                             Chicago, Illinois 60603
                                 (312) 853-7000


This statement is filed in connection with (check the appropriate box):

a.  [_]    The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.  [_]    The filing of a registration statement under the Securities Act of
           1933.

c.  [X]    A tender offer.

d.  [_]    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

Check the following box if the filing is a final amendment reporting the results of the transaction: [_]


                            CALCULATION OF FILING FEE

================================================================================
        Transaction Valuation*                Amount of Filing Fee**
--------------------------------------------------------------------------------
            $ 48,305,714.00                        $ 9,681.14
================================================================================
* Estimated for the purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 22,467,774 shares of Common Stock, par value $0.01 per share (the "Shares" or the "Common Stock"), of Peapod, Inc., at a purchase price of $ 2.15 per Share net in cash. Such number of Shares represents 15,722,345 Shares not beneficially owned by Royal Ahold, plus 6,745,429 Shares reserved for issuance pursuant to outstanding options and warrants (other than options and warrants beneficially owned by Royal Ahold), including any options under Peapod, Inc.'s employee stock option plan, outstanding as of June 16, 2001. The calculation does not include the 19,369,873 Shares reserved for issuance to Royal Ahold upon conversion of its Series C Convertible Preferred Stock.

** The amount of the filing fee, calculated in accordance with rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  $9,681.14

     Form or Registration No.:  Schedule TO

     Filing Parties: Bean Acquisition Corp., Ahold U.S.A. Holdings, Inc. and Koninklijke Ahold N.V.

     Date Filed:  July 27, 2001

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     This Schedule 13E-3 (the "Schedule 13E-3") is filed by Peapod, Inc., a
Delaware corporation ("Peapod"). The filing person is the subject company. The
Schedule 13E-3 relates to the tender offer by Bean Acquisition Corp. (the "Purchaser"), a Delaware corporation and an indirect, wholly owned subsidiary of Koninklijke Ahold N.V., a public company with limited liability incorporated under the laws of The Netherlands ("Royal Ahold"), to purchase any and all of the outstanding publicly-held shares of Common Stock, other than shares of Common Stock already owned by Royal Ahold, at a purchase price of $2.15 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated July 27, 2001, as amended from time to time (the "Offer to Purchase"), and in the related Letter of Transmittal.

     The information set forth in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule 13E-3. The audited financial statements of Peapod as of and for the two fiscal years ended December 31, 1999 and December 31, 2000 are hereby expressly incorporated herein by reference to Item 8 of Peapod's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the Securities and Exchange Commission (the "Commission") on April 2, 2001. The unaudited financial statements of Peapod as of and for the quarter and three months ended March 31, 2001 are hereby expressly incorporated herein by reference to Part I, Item 1 of Peapod's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 filed with the Commission on May 15, 2001.


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Item 16.   Exhibits.

Exhibit No.     Description
-----------     -----------
Exhibit (a)(1)    Offer to Purchase*

Exhibit (a)(2)    Letter of Transmittal*

Exhibit (a)(3)    Notice of Guaranteed Delivery*

Exhibit (a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust Companies
                  and Other Nominees*

Exhibit (a)(5)    Letter to Clients for Use by Brokers, Dealers, Commercial
                  Banks, Trust Companies and Other Nominees*

Exhibit (a)(6)    Guidelines for Certification of Taxpayer Identification Number
                  on Substitute Form W-9*

Exhibit (a)(7)    Text of press release issued jointly by Koninklijke Ahold N.V.
                  and Peapod, Inc. and dated July 16, 2001, announcing the tender offer (incorporated herein by reference to Schedule
                  TO-C filed by Koninklijke Ahold N.V., Ahold U.S.A. Holdings,
                  Inc. and Bean Acquisition Corp. on July 16, 2001)

Exhibit (a)(8)    Summary newspaper advertisement, dated July 27, 2001,
                  published in The Wall Street Journal*

Exhibit (c)(1)    Opinion of William Blair & Company, L.L.C. dated July 16, 2001
                  (included as Annex C of the Offer to Purchase filed herewith as Exhibit (a)(1))*

Exhibit (c)(2)    Peapod, Inc. Pro Forma Financial Model Strategic Plan,
                  delivered on April 27, 2001 ($110 million)

Exhibit (c)(3)    Peapod, Inc. Pro Forma Financial Model Strategic Plan,
                  delivered on May 8, 2001 ($115 million)

Exhibit (c)(4)    Presentation to the Special Committee of the Board of
                  Directors and the Board of Directors of Peapod, Inc. by William Blair & Company, L.L.C. dated July 16, 2001*

Exhibit (d)(1)    Agreement and Plan of Merger, dated July 16, 2001 by and
                  among Koninklijke Ahold N.V., Ahold U.S.A. Holdings, Inc.,
                  Bean Acquisition Corp. and Peapod, Inc. (incorporated herein by reference to Exhibit 2.1 to Current Report on Form 8-K filed by Peapod, Inc. on July 16, 2001)

Exhibit (d)(2)    First Amendment to Agreement and Plan Of Merger, dated
                  as of July 26, 2001, by and among Koninklijke Ahold N.V.,
                  Ahold U.S.A. Holdings, Inc., Bean Acquisition Corp. and
                  Peapod, Inc.* (included as Annex B of the Offer to Purchase)

Exhibit (d)(3)    Purchase Agreement dated April 14, 2000 by and  between
                  Peapod, Inc. and Koninklijke Ahold N.V. (incorporated herein by reference to Exhibit 99.1 to Current Report on Form 8-K filed by Peapod, Inc. on April 28, 2000)

Exhibit (d)(4)    Exchange Agreement and First Amendment to Purchase Agreement
                  (dated April 14, 2000), dated as of October 12, 2000 by and among Peapod, Inc. and Koninklijke Ahold N.V. (incorporated herein by reference to Exhibit 99.1 to Current Report on Form
                  8-K filed on October 18, 2000 by Peapod, Inc.)

Exhibit (d)(5)    Credit Agreement dated April 14, 2000 between Peapod,  Inc.
                  and Koninklijke Ahold N.V. (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 8-K filed by Peapod,
                  Inc. on April 28, 2000)

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Exhibit (d)(6)    First Amendment to Credit Agreement (dated April 14, 2000)
                  dated as of February 26, 2001, between Peapod, Inc. and Koninklijke Ahold N.V. (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on March 2, 2001 by Peapod, Inc.)

Exhibit (d)(7)    Second Amendment to Credit Agreement (dated April 14, 2001)
                  dated as of March 30, 2001 between Peapod, Inc. and Koninklijke Ahold N.V. (incorporated herein by reference to Exhibit 10.42 to the Annual Report on Form 10-K filed on
                  March 30, 2001 by Peapod, Inc.)

Exhibit (d)(8)    Warrant to Purchase Common Stock of Peapod, Inc. dated as of
                  April 10, 2000 issued by Peapod, Inc. in favor of Koninklijke
                  Ahold N.V.(incorporated herein by reference to Exhibit 99.9 to the Current Report on Form 8-K filed by Peapod, Inc. on April 28, 2000)

Exhibit (d)(9)    Warrant to Purchase Common Stock of Peapod, Inc. dated as of
                  April 14, 2000 issued by Peapod, Inc. in favor of Koninklijke
                  Ahold N.V.(incorporated herein by reference to Exhibit 99.10 to the Current Report on Form 8-K filed by Peapod, Inc. on April 28, 2000)

Exhibit (d)(10)   Form of Warrant to Purchase Common Stock of Peapod, Inc.
                  issued by Peapod, Inc. in favor of Koninklijke Ahold N.V.
                  (incorporated herein by reference to Exhibit 99.11 to the
                  Current Report on Form 8-K filed by Peapod, Inc. on April 28,
                  2000)

Exhibit (d)(11)   Amended and Restated  Security  Agreement  dated as of
                  April 5, 2000 by Peapod,  Inc. to BEW, Inc. and Koninklijke
                  Ahold N.V.(incorporated herein by reference to Exhibit 99.3 to Current Report on Form 8-K filed by Peapod, Inc. on
                  April 28, 2000)

Exhibit (d)(12)   Amended and Restated Collateral Assignment of Intellectual
                  Property between Peapod, Inc. and Koninklijke Ahold N.V.
                  dated as of April 14, 2000 (incorporated herein by reference to Exhibit 99.9 to the Current Report on Form 8-K filed by Peapod, Inc. on April 28, 2000)

Exhibit (d)(13)   Registration  Rights Agreement  between Peapod,  Inc. and
                  Koninklijke Ahold N.V. dated April 14, 2000 (incorporated herein by reference to Exhibit 99.5 to Current Report on Form 8-K filed by Peapod, Inc. on April 28, 2000)

Exhibit (d)(14)   Supply and Services  Agreement  between Peapod,  Inc. and
                  Koninklijke Ahold N.V. dated April 14, 2000 (incorporated herein by reference to Exhibit 99.6 to Current Report on Form 8-K filed by Peapod, Inc. on April 28, 2000)

Exhibit (d)(15)   Technology Partnership Agreement between Peapod, Inc. and
                  Koninklijke Ahold N.V. dated as of May 10, 2000 (incorporated herein by reference to Annex I of the Definitive Proxy
                  Statement on Form DEF 14-A filed by Peapod, Inc. on May 31,
                  2000)

Exhibit (d)(16)   Assignment  of Option to Purchase  and Grant of Option to
                  Purchase dated as of March 29, 2001 by and between Peapod, Inc. and ARP Lake Zurich LLC*

Exhibit (d)(17)   Marc C. van Gelder acceptance of offer of employment
                  (incorporated herein by reference to Current Report on Form 8-K filed by Peapod, Inc. on May 12, 2000)

Exhibit (d)(18)   Option Agreement dated as of January 4, 2000, between Peapod,
                  Inc. and McLane Group, L.P.*

Exhibit (d)(19)   Warrant Agreement dated as of January 4, 1999 between Peapod
                  LP (n/k/a Peapod, Inc.) and Dispatch Interactive Television,
                  Inc.*

Exhibit (d)(20)   Warrant  Agreement dated as of November 15, 1996 between
                  Peapod LP (n/k/a Peapod,  Inc.) and Comdisco, Inc.*

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Exhibit (d)(21)   Parkinson Registration Rights among Peapod, Inc., Andrew B.
                  Parkinson and Thomas L. Parkinson, dated May 30, 1997 (incorporated herein by reference to Exhibit 10.12 of the Amendment No. 3 to the Registration Statement on Form S-1 filed by Peapod, Inc. on Form S-1/A on June 9, 1997)

Exhibit (d)(22)   Letter regarding payment of dividends and
                  interest, dated March 30, 2001 from Koninklijke Ahold N.V.
                  to Peapod, Inc. (incorporated herein by reference to Exhibit
                  10.16 to Schedule 13D filed by Koninklijke Ahold N.V. on
                  April 13, 2001)

Exhibit (f)(1)    Section 262 of the Delaware General Corporation Law
                  (included as Annex D of the Offer to Purchase filed herewith as Exhibit (a)(1))*

Exhibit (g)(1)  None

Exhibit (h)(1)  None

---------------
* Incorporated by reference to the Schedule TO filed by Purchaser on July 27, 2001, as amended from time to time.

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                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   PEAPOD, INC.

                                   By:      /s/ Andrew B. Parkinson
                                      ------------------------------
                                   Name:  Andrew B. Parkinson
                                   Title:  Chairman and Chief Financial Officer
Dated July 27, 2001